101 Constitution Avenue, NW Washington, DC 20080 www.wglholdings.com Vincent L. Ammann, Jr. Vice President and Chief Financial Officer (202) 624-6737 (202) 842-2880 FAX vammann@washgas.com
April 11, 2008
Mr. H. Christopher Owings
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

RE:	WGL Holdings, Inc. and Washington Gas Light Company
Form 10-K for the period ended September 30, 2007 filed November 27, 2008
Form 8-K for the period ended December 13, 2007 filed December 18, 2007
DEF 14A filed January 22, 2008
Form 8-K for the period ended February 4, 2008 filed February 5, 2008
Form 10-Q for the period ended December 31, 2007 filed February 11, 2008
File No. 1-16163 and File No. 0-49807
Dear Mr. Owings,
     In response to your comment letter dated March 20, 2008, we are providing the following responses. Except where the content clearly indicates otherwise, any reference to “WGL Holdings,” “we,” “us” or “our” is to the holding company or the consolidated entity of WGL Holdings, Inc. and all of its subsidiaries, including Washington Gas Light Company which is a distinct registrant that is a wholly owned subsidiary of WGL Holdings.
In responding to the comments contained in the March 20th letter, we acknowledge that:
1.	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses to the March 20th comment letter are set forth in the numbered paragraphs below and correspond to the numbered comments in the letter, with your comments presented in bold italics and quotation marks.

Item 8. Financial Statements and Supplementary Data
SEC Comment # 1: Regulated Operations, page 78
     “We note in connection with the implementation of your Business Process Outsourcing plan you purchased $14.3 million of software and licenses from the service provider and made a payment of $9.2 million to the service provider for future transformation services for total expenditures of $23.5 million. In connection with this purchase you recorded a regulatory asset of $11.2 million for initial implementation costs, $5.6 million for costs allocable to Maryland. We also noted on page 86 an additional $8.4 million regulatory asset was recorded for related severance costs allocable to Maryland and Virginia. Please clarify how you have accounted for the entire $23.5 million in initial implementation expenditures. In addition, please identify the portion of severance costs allocable to Maryland. Explain in detail how you have met the asset recognition criteria in Statement no. 71 with regard to your costs incurred which were allocated to Maryland. Please provide to us your regulatory assessment regarding this issue. Also, you may refer to EITF Issue no. 93-4. We may have further comment.”
Response to Comment # 1: Regulated Operations, page 78
     The $23.5 million of expenditures was composed of $14.3 million for the purchase of software and licenses and $9.2 million for future services related to the implementation of the software as well as other transformation costs. These costs were reported as “Property, Plant and Equipment—At original cost” and “Current Assets—Other prepayments”, respectively. The software and licenses are capitalized based on rules under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. The $9.2 million constitutes a prepayment for services that had not yet been provided at September 30, 2007.
     The $11.2 million regulatory asset for Virginia and Maryland for initial implementation costs is not part of the $23.5 million. The $11.2 million is comprised of $7.3 million related to severance and curtailment costs for pensions and other post-retirement benefits as well as $3.9 million for transformation costs associated with implementing the business process outsourcing (BPO) project. The $8.4 million on page 86 relates to all severance and curtailment costs initially deferred as a regulatory asset. Of this amount, $2.2 million related to severance costs allocable to Maryland and $1.7 million related to curtailment costs allocable to Maryland. Washington Gas established a regulatory asset for these severance and curtailment costs and other initial implementation costs allocable to Maryland, because we have assessed that these costs are probable of recovery through Maryland rates. These costs are included in the regulatory assets and liabilities table on page 79 under the caption “Performance based rate (PBR) plan”.
     In our most recent rate case, the Maryland Commission made a decision to defer consideration of these initial implementation costs to a Phase II proceeding and this decision has not adversely affected our ability to assert that such costs are probable of recovery. The Maryland Hearing Examiner recommended to the Commission that these costs be excluded from the Phase I proceeding revenue requirement (the adjustment to defer and amortize the initial implementation costs) so that these costs could be addressed in the context of the overall impact of the Accenture contract and the PBR plan in a Phase II proceeding. The Examiner deferred consideration of these costs to allow the approved rate increase to be implemented in a timely manner while affording the parties more time to review and analyze the Accenture contract in conjunction with their consideration of the PBR plan. Despite the deferral of a rate determination to a Phase II rate case proceeding, we believe that the costs are recoverable. Washington Gas fully expects that in Phase II of the Maryland proceedings, the regulatory asset treatment will be confirmed similar to the Virginia and the District of Columbia jurisdictions. Similarly, it is expected that rates will be established to allow for the recovery of the initial implementation costs and that the revenue provided by such rates will be sufficient for full recovery of all such costs capitalized. Therefore, the portion of the costs that would otherwise be expensed, qualify for deferral under both criteria established in paragraphs 9a and 9b of Statement of Financial Accounting Standards No. 71, “Accounting for the Effects of Certain Types of Regulation”. Emerging Issues Task Force Issue No. 93-4, “Accounting for Regulatory Assets” would only be relevant if we were unable to initially assert that both criteria of SFAS No. 71 were met.
SEC Comment # 2: Regulated Operations, page 78
     “We note your discussion on page 62 regarding the request by the PSC of DC to remove the costs related to three HHC injection facilities from the rate case. Please summarize for us their decision regarding this issue to remove the costs from rate case and explain to us in detail why you believe such costs will be recoverable in future proceedings.”
Response to Comment # 2: Regulated Operations, page 78
     The HHC injection facilities were removed from the base rate case because the District of Columbia Office of the People’s Counsel (DC OPC) filed a motion to challenge Washington Gas’s inclusion of HHC-related costs in the base rate case proceeding. The DC OPC filing referenced a March 20, 2007 pre-hearing order in which the District of Columbia Public Service Commission (PSC of DC) disallowed the inclusion of an HHC related issue in the base rate case because an assessment as to the prudence of these costs was pending in separate proceedings before the PSC of DC. On June 12, 2007, the PSC of DC directed Washington Gas to remove all HHC-related costs from this base rate case, pending future regulatory action in these previously established, separate proceedings. The total cost of the three HHC injection facilities that we removed from this case was $1.2 million. The total reduction in our revenue requirement for the removal of all HHC-related costs was $198,000.
     In the separate proceedings related specifically to HHC-related costs, the PSC of DC determined that it had insufficient information to make a decision regarding the reasonableness of the hexane-related costs and the subsequent recoverability. However, the PSC of DC noted that the Maryland Public Service Commission (PSC of MD) was engaged in a separate proceeding with Washington Gas to determine the efficacy of HHC injections in preventing gas leaks. To achieve administrative efficiency, the PSC of DC chose not to duplicate the efforts by the PSC of MD, but to wait until the completion of the Maryland proceeding, and then re-address the recovery of HHC-related costs.
     On November 16, 2007, the PSC of MD affirmed a Hearing Examiner’s order to allow Washington Gas to recover HHC commodity costs. Concurrently, in a separate base rate case decision the PSC of MD allowed for the recovery of the costs allocable to Maryland of the HHC injection facilities that were included in that case. We believe that it is probable that the PSC of DC will allow the recovery of costs allocable to the District of Columbia related to the three HHC injection facilities in future proceedings, similar to the rulings made in Maryland. Washington Gas has forwarded these final orders from the PSC of MD to the PSC of DC and on March 25, 2008, the PSC of DC issued an order stating that the consideration of Washington Gas’s HHC strategy will move forward and directed the parties to submit filings reflecting a proposed procedure, including schedules and issues lists.
SEC Comment # 3: Asset Retirement Obligation, page 83
     “Please explain why the timing differences (rate recovery vs. accretion and depreciation) related to your asset retirement obligations are recorded to the accrued asset removal cost line as opposed to separate presentation in your regulatory asset footnote on page 79.”
Response to Comment # 3: Asset Retirement Obligation, page 83
     Our current rate structure recognizes the recovery of both legal and non-legal cost of retirement. In accordance with SFAS No. 143, we have recognized the timing differences referred to above as part of the $285.2 million regulatory liability reflected as “accrued asset removal costs” at September 30, 2007. We are not separately reporting these timing differences because our rate models and the related data collected do not allow us to distinguish between amounts collected for legal versus non-legal asset retirement costs.
SEC Comment # 4: Asset Retirement Obligation, page 83
     “To the extent applicable, please disclose the fair value of assets that are legally restricted for purposes of settling asset retirement obligations. Reference is made to SFAS 143 paragraph 22(b).”
Response to Comment # 4: Asset Retirement Obligation, page 83
     We do not have any assets that are legally restricted related to the settlement of asset retirement obligations. In future filings, we will provide this disclosure in accordance with SFAS No. 143 paragraph 22(b).
Note 13. Stock Based Compensation, page 103
SEC Comment # 5: Stock Based Compensation, page 103
     “We note in the last paragraph on page 104 you disclose your October 1, 2007, performance share grant. The disclosure appears to imply only performance units, payable only in cash, were issued while Form 8-K filed October 5, 2007 indicates performance shares were also granted. Please clarify for us or revise your disclosure in future filings to reflect your October 1, 2007 performance share grant.”

Response to Comment # 5: Stock Based Compensation, page 103
     We begin the last paragraph on page 104 by stating “On October 1, 2007, we made our annual performance share grant and, in place of our stock option grant, we granted performance units.” This statement is consistent with our 8-K filed on October 5, 2007, which states that we granted both performance shares and performance units. We currently have three types of stock-based compensation awards outstanding: performance shares, stock options and performance units. On October 1, 2007, we granted performance shares (our annual performance share grant). Additionally, on October 1, 2007, we granted performance units, a new type of award. Although stock options were granted in the prior year, no stock options were granted on October 1, 2007.
     The purpose of the above mentioned disclosure was primarily to inform the reader that in fiscal year 2008 we granted performance units, which are a new type of cash-based liability award. While disclosing new types of awards made in subsequent accounting periods is not a specific SFAS No. 123R requirement, it is a suggested disclosure in SAB 107 which states that companies should disclose “changes in the quantity or type of instruments used in share-based payment programs, such as a shift from share options to restricted shares.” We made a similar disclosure in our MD&A on page 35. The fiscal year 2008 issuance of both our performance shares and performance units on October 1, 2007, will be reflected in the SFAS No. 123R disclosure in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008.
SEC Comment # 6: Stock Based Compensation, page 103
     “If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.”
Response to Comment # 6: Stock Based Compensation, page 103
     During fiscal years 2007, 2006 and 2005, we did not capitalize costs associated with our share-based payment arrangements. In future filings, we will provide this disclosure in accordance with SFAS No. 123R paragraph A240.g(1)(b).
Item 11. Executive Compensation, page 17
SEC Comment # 7: Compensation Discussion and Analysis, page 17
     “We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. DeGraffenreidt’s total compensation is substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.”

Response to Comment # 7: Compensation Discussion and Analysis, page 17
     Pages 17 and 18 of the Compensation Discussion & Analysis (CD&A) section of our proxy statement detail our pay philosophy and how we use market data. As noted therein, our pay philosophy and the techniques we use to determine pay apply to each Named Executive Officer.
     Pages 18-22 of the proxy statement provide details for how base salaries, short-term incentive opportunities and long-term incentive opportunities were determined for fiscal year 2007. In each case, we noted that our policies applied either to all officers or all Named Executive Officers. Either category includes the Chief Executive Officer.
     Under the heading, “Base Salary” on page 18 of the proxy statement, we disclose that base salaries for officers (which includes the Chairman and Chief Executive Officer (the Chairman and CEO)), are set at levels approximately equal to the size adjusted 50th percentile for officers of similar experience and ability at companies of similar size in comparable industries. The Human Resources Committee of the Board of Directors (the HR Committee) utilized extensive executive compensation data provided by the HR Committee’s independent executive compensation consultant in determining those market levels. The HR Committee used this market data in establishing a fair, reasonable and competitive level of compensation for all of our officers.
     The market data compiled by the HR Committee’s consultant demonstrated a higher level of base pay for the Chairman and CEO position as compared to other officers. Thus, the HR Committee granted Mr. DeGraffenreidt higher levels of short and long-term compensation primarily based on reference to the market data provided by its independent executive compensation consultant. Short-term and long-term incentive opportunities for the Chairman and CEO and for the other officers also were established based on considerations of market data and internal pay equity.
     Based on the foregoing explanation, we believe our proxy statement disclosure regarding the compensation of the Chairman and CEO as well as other executives is complete as written. In future filings, however, we will strive to make it clearer that our market based compensation policies apply to all Named Executive Officers, including the Chairman and CEO.
SEC Comment # 8: Potential Payments Upon Termination or Change in Control, page 37
     “Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provisions of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee’s decision regarding other compensation elements.”

Response to Comment # 8: Potential Payments Upon Termination or Change in Control, page 37
     On page 26 of our proxy statement, the CD&A notes that “levels of change-in-control payments were developed in prior years and were either reaffirmed or adjusted after a thorough reevaluation of such protection by the HR Committee in 2006. That reevaluation included input from Hewitt and considered both market practice and best practice.”
     As described on pages 37-40 of the proxy statement under the caption “Change in Control Severance Plan for Certain Executives,” the circumstances and payments of compensation following a change in control are provided by our Change in Control Severance Plan for Certain Executives (the CIC Plan).
     The HR Committee considered data provided by its consultant regarding competitive market practices regarding change in control (CIC) benefits for senior executives. The HR Committee also considered the corporate and shareholder value of retaining certain executives following a CIC. The multiples of pay for various levels of officers reflect the HR Committee’s judgment that those levels are fair, appropriate and reasonable for each officer.
     In determining the appropriate payment and benefit levels, the HR Committee also considered the potential importance of retaining certain executives following a CIC to assist in a successful transition to a new organization and management. The CIC Plan is intended in part to provide some protection of employment and benefits for executives who agree to remain with a new organization following a CIC.
     As noted on page 17 of the proxy statement under “Elements of Executive Compensation Program,” the CIC Plan is a material part of our total compensation program. Each component of this program, including base salary, incentives, retirement benefits and the CIC Plan, has been designed to meet certain unique purposes. If we did not have a CIC Plan, it is unlikely that other elements of the package would have been different to offset the risk posed by the lack of a CIC Plan. The reason is that no other element of compensation can achieve the aims of the CIC Plan.
     In future filings, we will provide a more expansive discussion of these factors in explaining the reasons for the CIC Plan benefits.
     We thank the SEC staff for its interest in the financial reporting of WGL Holdings, Inc. and Washington Gas Light Company. We hope that we have been responsive to your questions. We would be pleased to answer any further questions or discuss these matters with you by phone should you wish to call us.

Respectfully submitted,
/s/ Vincent L. Ammann, Jr.
Vincent L. Ammann, Jr.
Vice President and Chief Financial Officer WGL Holdings, Inc. and Washington Gas Light Company